FORM RW




Monday   December 21, 2020



FORM RW
of our recently filed Form 10

December 21,  2020





UNITED STATES of AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington,  D.C. 20549



Re: Access-Power & Co., Inc.
Registration Statement on Form 10-12G
Filed December 8, 2020
File No. 000-56229
Film #201374876

CIK:  0001041588


Dear Esteemed Attorneys of the Securities and Exchange Commission,

Access Power, INC is writing to request a withdrawal of the FORM 10 filed with the Commission on December 8, 2020. We are working to bring our common shares current reporting with OTC Markets.

We request its withdrawal. The issuer as you may know if attempting to bring current its obligation and duty to file reports with the Commission pursuant to the Act of 1934. In addition, we are not selling stock in the market place.

Furthermore, we wish to advise the Commission that management is working to bring current all reports promptly so that we will be in compliance with our duty to file quarterly and annual reports with the esteemed Securities and Exchange Commission. We are also working to have audited results filed with the SEC. It is the intent of management to bring all past reports current. We are bringing our best effort to comply with all aspects of the Exchange Act of 1934.

Please continue to give me some more time to bring back our Company the right way.

In kindest regards,




Patrick J Jensen
Director
Access Power & Co., INC

Monday December 21, 2020